1. Summary of Significant Accounting Policies:

Nature of Operations

79 Capital Securities, LLC (the "Company"), a limited liability company, was organized in August 2007 and became a broker-dealer in April 2008. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company has two main business lines, Mergers & Acquisitions and Private Placements.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2016.

Cash and Cash Equivalents

The Company considers highly liquid short-term investments with maturities of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is taxed as a partnership. Income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were used in preparing the financial statements.

Revenue Recognition

Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

1. Summary of Significant Accounting Policies (Continued):

Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued.

2. Net Capital:

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $37,169, which was $32,169 above its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 48.93%.

3. Leases:

The Company leases office space under an operating lease which expires in June, 2016. Future minimum lease payments under this operating lease are as follows:

Year Ending December 31,

2016	$10,576

Rent expense for the year ended December 31, 2015 was $26,048.

4. Concentrations:

Approximately 56% of revenues earned in 2015 were from two customers.

5. Exemption from Rule 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".